FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Over 10 Million Downloads of BBM for Android and iPhone in the First Day	2.

Document 1

  NEWS RELEASE
October 22, 2013

Over 10 Million Downloads of BBM for Android and iPhone in the First Day

BBM achieves top ranking in the App Store in over 75 countries within the first 24 hours

Waterloo, ON – In just 24 hours BBM™ has been downloaded over 10 million times by Android™ and iPhone® users, one of the best single-day openings for a mobile app to date. BBM, the premier private social network from BlackBerry® (NASDAQ: BBRY; TSX: BB), is available for free in the App StoreSM and Google Play™ for immediate download.

BBM also quickly rose through the rankings on the App Store to be the number one free app in more than 75 countries in the first 24 hours, including the US, Canada, the UK, Indonesia and most of the Middle East. User ratings in both the App Store and Google Play are overwhelmingly positive, earning BBM 60,000 five-star reviews on Google Play from about 87,000 reviews.

“This has been an incredible launch for BBM across Android and iPhone devices. The mobile messaging market is full of opportunity for BBM. We intend to be the leading private social network for everyone who needs the immediate communication and collaboration of instant messaging combined with the privacy, control and reliability delivered through BBM,” said Andrew Bocking, Executive Vice President, BBM at BlackBerry.

BBM users, old and new, are enjoying the following features:
•
BBM Chat – Enjoy real, immediate conversations with friends on Android, iPhone and BlackBerry smartphones. Not only does BBM let people know their message has been delivered and read, it also shows them when a contact is responding to a message.

•	More than chat – With BBM, customers can simply and instantly share files such as photos and voice notes. Multi-person chats are a great way to invite contacts to chat together.
•	Get in the Group – BBM Groups lets users invite up to 30 friends to chat together, as well as share photo albums, calendars and files.
•	Post Updates and stay in the know – BBM lets people post a personal message, profile picture and a current status, and lets contacts see statuses instantly in Updates.
•	Your unique PIN – Every BBM user has a unique PIN that maintains privacy, so users are not required to ever give out their phone number or email address to a new or casual contact.

Android and iPhone users will have access to BBM Voice and Video calling, as well as the new community building tool – BBM Channels – in the near future.

For more information on BBM, or to download BBM, please visit www.bbm.com. Follow @BBM on Twitter for the latest news and updates.

About BBM
BBM has more than 60 million monthly active customers, with more than 51 million people using BBM an average of 90 minutes per day. BBM customers collectively send and receive more than 10 billion messages each day, nearly twice as many messages per user per day as compared to other mobile messaging apps. Almost half of BBM messages are read within 20 seconds of being received; indicating how truly engaged BBM customers are.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 23, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO